Continental

Press Release

SUPPL

04030825

...eves important goal in Phoenix project

- **Number of shares already transferred exceeds 50 percent mark**
- **Phoenix AG shareholders still have until June 28 to accept offer**

Hannover/Hamburg, June 10, 2004. Continental AG, Hannover, has reached an important goal in the planned takeover of Phoenix AG, Hamburg. The Phoenix shareholders have already transferred more than half of the shares to the international automotive supplier. "With 50.02 percent we have already attained a majority interest and feel that our confidence in procuring over 75 percent of the shares as targeted has been affirmed," said Chairman of the Continental Executive Board, Manfred Wennemer, on Thursday.

Continental AG offered to purchase the shares held by Phoenix shareholders at a price of EUR 15 per share. The shareholders have until June 28, 2004 to accept the offer. In its statement issued on May 10, the management board of Phoenix AG recognized the "industrial logic" of the two traditional German companies being merged as proposed with the offer while judging the price offered to be fair.

Continental AG views the proposed takeover of Phoenix AG as a significant step in its strategy of further developing its ContiTech division (sales of approx. EUR 1.8 billion in 2003), which is one of the world's leading specialists in rubber and plastics technology.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion with a workforce of around 69,000.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: +49 (0) 511 938-1485
Fax: +49 (0) 511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0) 511 938-1278
Fax: +49 (0) 511 938-1055
E-Mail: prkonzern@conti.de

dlo 6/18

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